# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASSEMBLY BIOSCIENCES, INC., CIK 0001426800
CUSIP: 045396207
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/24/2024
Filed by CIK 0001999256

## Reporting persons
- Alexander Schornstein: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 728,113; shared voting power 0; sole dispositive power 728,113; shared dispositive power 0; aggregate amount beneficially owned 728,113 (9.99% of the class)

## Item 1. Issuer
Name of issuer: ASSEMBLY BIOSCIENCES, INC.
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing: Alexander Schornstein
Address of principal business office or, if none, residence:
Kaiser-Friedrich-Allee 2, 52074 Aachen
Germany
004915142314669
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 728,113
Percent of class: 9.99%
Sole power to vote or to direct the vote: 728,113
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 728,113
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alexander Schornstein: /s/ Alexander Schornstein, Alexander Schornstein (12/23/2024)